NEOPROBE CORPORATION
                        425 Metro Place North, Suite 300
                             Dublin, Ohio 43017-1367

                                                                    May 18, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

      Re:  Neoprobe Corporation
           Post-effective Amendment No. 1 to Registration Statement on Form SB-2 Registration No. 333-84782

Ladies and Gentleman:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Neoprobe Corporation (the "Registrant") hereby requests the withdrawal of our Post-effective Amendment No. 1 to Registration Statement on Form SB-2 filed on May 16, 2006 through the EDGAR system under file No. 333-84782, due to the fact that it was inadvertently filed under an incorrect submission type as a Pre-effective Amendment. The Registrant is concurrently filing the Post-effective Amendment under the correct submission type.

                                        NEOPROBE CORPORATION


                                        By: /s/ Brent L. Larson
                                            ------------------------------------
                                            Brent L. Larson, Vice President,
                                            Finance and Chief Financial Officer